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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25132

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2008 (MM/DD/YY) AND ENDING June 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Euro Pacific Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Corbin Drive, Suite B
(No. and Street)

Darien, (City) CT (State) 06820 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Schiff 203-662-9700 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) **Los Angeles,** (City) **CA** (State) **90027-1442** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 0 6 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Schiff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Euro Pacific Capital, Inc., as of June 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public Comm expires 9/30/11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - JUNE 30, 2008

EURO PACIFIC CAPITAL, INC.
10 Corbin Drive, Suite B
Darien, CT 06820

CONTENTS

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Euro Pacific Capital, Inc.
Darien, Connecticut

I have audited the accompanying statement of financial condition Euro Pacific Capital, Inc., as June 30, 2008 and related statements of operations, cash flows, and changes in shareholder's equity for the year then ended. These financial statements are filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3-1. These financial statements are the responsibility of the Euro Pacific Capital, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Euro Pacific Capital, Inc. as of June 30, 2008 and the statements of operations, cash flows, shareholder's equity, and the supplemental schedule of net capital for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements. In addition, pages 11 and 12 include supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
August 26, 2008

EURO PACIFIC CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2008

ASSETS

Cash in bank	$	616,690
Broker clearing account		102,117
Escrow account: Perth Mint		491,905
Escrow account: Pershing		202,367
Commissions receivable		1,841,948
Prepaid expenses and other assets		41,803
Property and Equipment, at cost, net of accumulated depreciation of $367,645		166,055
Deposits		41,601
TOTAL ASSETS	$	3,504,486

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES		
Bank overdraft	$	67,882
Accrued expenses		1,874,258
Due to clearing broker		202,367
Client purchase deposits		455,700
Corporate income taxes payable		50,775
TOTAL CURRENT LIABILITIES		2,650,982
Note payable - auto loan		53,524
TOTAL LIABILITIES		2,704,506
SHAREHOLDER'S EQUITY:		
Common stock, $1 par value, authorized 1,000 shares, issued and outstanding 510 shares		200,510
Additional paid-in capital		121,425
Retained earnings		598,045
Less cost of common stock held in treasury		(120,000)
TOTAL SHAREHOLDER'S EQUITY		799,980
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	3,504,486

See Accompanying Notes to Financial Statements

EURO PACIFIC CAPITAL, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2008

REVENUES		
Brokerage revenue	$	21,694,200
Perth Mint trading revenue		988,884
Book royalties		43,043
Other revenue		34,118
Interest and dividends		45,213
TOTAL REVENUE		22,805,458
OPERATING EXPENSES (page 10)		22,600,983
OPERATING INCOME		204,475
OTHER INCOME		35,000
NET INCOME BEFORE INCOME TAX		239,475
PROVISION FOR INCOME TAXES		102,769
NET INCOME	$	136,706

See Accompanying Notes to Financial Statements

EURO PACIFIC CAPITAL, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2008

	Shares Issued		Capital Stock		Additional Paid-In Capital		Treasury Stock		Retained Earnings		Total Shareholder's Equity
Balance, June 30, 2007	610	$	200,510	$	121,425	$	(120,000)	$	461,339	$	663,274
Capital contribution											0
Net income									136,706		136,706
Balance, June 30, 2008	610	$	200,510	$	121,425	$	(120,000)	$	598,045	$	799,980

See Accompanying Notes To Financial Statements

EURO PACIFIC CAPITAL, INC.
STATEMENT OF CASH FLOWS
JUNE 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	136,706
Depreciation and amortization		172,465
Changes in operating assets and liabilities:		
Commissions receivable		(1,484,609)
Deposits in escrow accounts		(402,697)
Deposits		(27,162)
Prepaid expenses		20,765
Bank overdraft		67,882
Accrued expenses		1,206,136
Client purchase deposits		435,450
Due to clearing broker		(61,885)
Pension contributions payable		(47,227)
Corporate taxes payable		50,775
NET CASH PROVIDED BY OPERATING ACTIVITIES		66,599
CASH FLOW FOR INVESTING ACTIVITIES		
Purchase of furniture, fixtures and equipment		(255,216)
Leasehold improvement		(15,950)
CASH FLOW FOR INVESTING ACTIVITIES		(271,166)
CASH FLOW FOR FINANCING ACTIVITIES		
Auto loan		53,524
CASH FLOW FOR FINANCING ACTIVITIES		53,524
NET CASH DECREASE		(151,043)
CASH: BEGINNING OF YEAR		767,733
CASH: END OF YEAR	$	616,690
SUPPLEMENTAL DATE:		
Interest paid	$	36
Income taxes paid	$	51,297

See Accompanying Notes to Financial Statements

EURO PACIFIC CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Euro Pacific Capital, Inc. (the Company), a California corporation has been approved as a registered broker-dealer with the Securities and Exchange Commission under SEC Rule 15(b) and the National Association of Securities Dealers, Inc. ("NASD"). The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA").

The Company operates pursuant to the (k)(2)(ii) exemptive provision of the SEC Rule 15c3-3, pursuant to SEC Rule 17a-5(d)(3) and does not hold customer funds or securities. The company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. The Company does not hold funds or securities for or owe funds or securities to customers other than noted in note 9. As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission.

Revenue Recognition – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated on the accelerated method over estimated economic lives.

Translation of Foreign Currencies - Assets denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at rates of exchange existing at month's end. Gains or losses resulting from foreign currency transactions are included in net income.

Income Taxes – The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Statement of Cash Flows - For purposes of statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 2 – CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $491,905 has been segregated in an escrow account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Commission. In addition, another $202,367 has been placed in an escrow account for the benefit of the firm's clearing broker to cover a trading error due to the clearing broker at June 30, 2008.

NOTE 3 - FIXED ASSETS

Fixed Assets consist of the following:

Furniture and Fixtures	$ 141,689
Computers	257,804
Auto	118,257
Leasehold improvements	15,950
Total	$ 533,700
Less: accumulated depreciation	(367,645)
Net Fixed Assets	$ 166,055

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is required to maintain a minimum net capital as defined of $250,000. See page 11 for the net capital computation.

NOTE 5 - INCOME TAXES

The Company's fiscal year ends June 30, 2008. The provision for income taxes for the year consists of the following:

Prior Year Taxes	$ 231
Federal	80,745
State	21,793
	$102,769

NOTE 6 – PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company has a qualified plan under IRC section 401a, covering substantially all of its employees. Employees are eligible to participate upon completion of one year and 1000 hours of service within a 12 month period and have attained a minimum age of 18. The Company may make employer contributions to the plan without regard to its net profits for such year as the board may determine in its sole discretion. The employer contribution vests with the employee 100% after 6 years of employment completion, where a 1,000 or more hours of service are completed in each year. No contributions were made during the current year. Expenses incurred for plan administration were $2,200 for the year.

NOTE 7 – 401k PLAN

The Savings Plan is qualified under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to contribute up to 100% of their compensation. The Company does not make contributions to the plan.

NOTE 8 – CLIENT PURCHASE DEPOSITS

The Company receives payments from clients for the purchase of precious metal certificates. The sale of precious metal certificates is not regulated by the SEC, and the Company is not required to comply with SEC Rule 15c3-3 (K) (2)(B). The funds are deposited into an escrow account pending purchase of the certificate and the offsetting entry is posted to the Client Purchase Deposits account as a liability.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Leased Facilities – The Company leases facilities in California under a long-term agreement expiring January 31, 2010. The annual rental commitments for years ending June 30 are as follows:

2008	$ 62,041
2009	63,438
2010	37,481
Total	$ 162,960

Legal Proceedings – A claim for attorney fees of up to $400,000 has been brought against the Company by the primary broker and underwriter of a private placement in which Euro Pacific Capital had participated. The case is set for a non-jury trial in March 2009. A mandatory court ordered mediation is set for January 2009. Management has and will continue to vigorously defend the claim.

On or about July16, 2007, a former employee of the Company filed a Statement of Claim in arbitration before the National Association of Securities Dealers (NASD) Dispute Resolution, now Financial Industry Regulatory Authority (FINRA). The former employee seeks damages of $166,926 plus interest, penalties, taxes, attorneys' fees and punitive damages. The former employee also seeks recovery of compensation and benefits lost from termination of his employment and subsequent unemployment, as well as general damages for emotional distress. The matter commenced before FINRA on June 11-13, 2008 but the matter was not concluded. FINRA has not yet scheduled additional hearing dates. The Company continues to defend this matter vigorously.

Depending on the amount and the timing, an unfavorable resolution of this matter could materially affect the Company's business, future results of operations, financial position, or cash flows in a particular period.

NOTE 9 - COMMITMENTS AND CONTINGENCIES (continued)

Fines and settlements – Subsequent to June 30, 2008, as described in Note 13, the Company has been notified that FINRA has proposed fines totaling $67,500 (consisting of $50,000 and $17,500 based on routine audit and trade reporting matters). These items are still in the process of being discussed and clarified, and FINRA has already indicated that the total fine will be reduced by at least several thousand dollars. In addition, on August 14, 2008, the Company entered into an arbitration settlement where it paid $12,300 to the claimant subsequent to June 30, 2008.

NOTE 10 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 11 - COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PER RULE 15c3-3.

A computation of reserve requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

NOTE 12 - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PER RULE 15c3-3.

Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

NOTE 13 – SUBSEQUENT EVENTS

On July 8, 2008 and August 1, 2008, FINRA issued a list of disciplinary actions against the Company and proposed fines of up to $50,000 and $17,500. These items are still in the process of being discussed and clarified, and FINRA has already indicated that the total fine will be reduced by at least several thousand dollars. These fines are not included in the financial statements presented as of June 30, 2008.

In addition, the Company entered into an arbitration settlement on August 14, 2008. The Company paid claimant $12,300 subsequent to June 30, 2008. Management believes that there was no wrong doing on the part of the Company; the settlement resulted from a default judgment due to failure to timely file a response to the customer's request for arbitration. The settlement is not included in the financial statements presented as of June 30, 2008.

EURO PACIFIC CAPITAL, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED JUNE 30, 2008

Accounting	$	37,662
Advertising		148,089
Automobile		5,681
Clearing charges		1,712,998
Client trading error		(81,152)
Commissions		3,204,605
Computer supplies and maintenance		215,383
Consulting		841,365
Depreciation and amortization		172,465
Exchange fees		20,499
Insurance		110,673
Interest expense		36
Legal and professional		309,346
Office expense		77,825
Outside services		153,649
Pension plan contribution		0
Postage and delivery		79,113
Public relations		16,228
Regulatory fees		115,618
Rent and utilities		250,997
Repairs and maintenance		5,995
Salaries and wages		14,854,270
Seminars		30,139
Taxes and licenses		55,539
Telephone		81,530
Trade shows		27,216
Travel and entertainment		103,959
All other expenses		51,255
TOTAL OPERATING EXPENSES	$	22,600,983

See Accompanying Notes to Financial Statements

EURO PACIFIC CAPITAL, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
JUNE 30, 2008

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	799,980
Nonallowable assets		(249,459)
Excess fidelity bond deductible		(5,000)
NET CAPITAL	$	545,521
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$	180,391
Minimum dollar net capital required	$	250,000
Net Capital required (greater of above amounts)	$	250,000
EXCESS CAPITAL	$	295,521
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	275,070
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities	$	2,704,506
Aggregate indebtedness to net capital		5

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	543,409
Audit adjustments:		
Change in non-allowable assets		2,118
Rounding		(6)
Net capital, per audited financial statements	$	545,521

See Accompanying Notes to Financial Statements

EURO PACIFIC CAPITAL, INC.
NON-ALLOWABLE ASSETS
JUNE 30, 2008

NON-ALLOWABLE ASSETS

Prepaid expenses and other assets	$ 41,803
Property and Equipment, at cost, net of accumulated depreciation of $367,645	166,055
Deposits	41,601
TOTAL	$ 249,459

See Accompanying Notes to Financial Statements

PART II

EURO PACIFIC CAPITAL, INC.

INDEPENDENT ACCOUNTANT'S
REPORT ON INTERNAL ACCOUNTING CONTROL

JUNE 30, 2008

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575

Report of Independent Accountant on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Euro Pacific Capital, Inc.
Darien, Connecticut

In planning and performing my audit of the financial statements and supplemental schedules of Euro Pacific Capital, Inc. (the Company) for the year ended June 30, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 171-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Euro Pacific Capital, Inc.
Darien, Connecticut

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Although the Company has been cited and fined by its regulatory agency FINRA (Financial Industry Regulatory Authority) for a number of rule violations, I noted no matters involving internal control, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on June 30, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
August 26, 2008

END